GLJ	Petroleum Consultants

Principal Officers:

Harry Jung, P. Eng.

President, C.E.O.

Dana B. Laustsen, P. Eng.

Executive V.P., C.O.O.

Keith M. Braaten, P. Eng.

Executive V.P.

Officers / Vice Presidents:

Terry L. Aarsby, P. Eng.

Jodi L. Anhorn, P. Eng.

Leonard L. Herchen, P. Eng.

Myron J. Hladyshevsky, P. Eng.

Bryan M. Joa, P. Eng.

Mark Jobin, P. Geol.

John E. Keith, P. Eng.

John H. Stilling, P. Eng.

Douglas R. Sutton, P. Eng.

James H. Willmon, P. Eng.

CONSENT OF INDEPENDENT PETROLEUM ENGINEER

The Board of Directors

Perpetual Energy Inc.

We hereby consent to the reference to us in the registration statement on Form 40-F and the incorporation by reference in the registration statement on Form F-3 (No. 333-168087) of Perpetual Energy Inc. and to the incorporation by reference therein of our reports dated February 24, 2011.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

/s/ Jodi L. Anhorn

Jodi L. Anhorn, M. Sc., P. Eng.

Vice-President

Calgary, Alberta

March 3, 2011

4100, 400  –  3rd Avenue S.W., Calgary, Alberta, Canada  T2P 4H2  •  (403) 266-9500  •  Fax (403) 262-1855  •  GLJPC.com